EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned, and any amendments thereto executed by each of us shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of April ___, 2012.

DERMASTAR INTERNATIONAL, LLC /s/ Mark L. Baum By: Mark L. Baum Its: Managing Member /s/ Robert Kammer By: Robert Kammer Its: Managing Member
MARK L. BAUM /s/ Mark L. Baum By: Mark L. Baum An individual
ROBERT KAMMER /s/ Robert Kammer By: Robert Kammer An individual